EXHIBIT 99.1

GAMESQUARE ENTERS INTO A DEFINITIVE AGREEMENT TO SELL

ITS NON-CORE RADIO BUSINESS ASSETS

Transaction Supports Focus on Marketing Technology Capabilities

Frisco, TX (November 10, 2023) — GameSquare Holdings, Inc. (“GameSquare”) (NASDAQ: GAME); (TSXV: GAME), announces that on November 9, 2023 GameSquare and its Frankly Media LLC subsidiary (“Frankly”) entered into a definitive agreement with SoCast, Inc. (“SoCast”) for SoCast’s acquisition of Frankly’s radio business assets.  Frankly provides an online content management platform and related content services for approximately 700+ radio stations.  In exchange for the Frankly technology platform and customer accounts, SoCast has agreed to pay Frankly US$4 million, which includes US$3 million upon closing of the transaction and up to an additional US$1 million based on future revenue derived from the radio assets.  The transaction is expected to close by the end of November 2023.

“We are focused on enhancing our cost structure, and streamlining our business to support our core marketing, gaming, creative, and technology solutions and capabilities, as we continue to successfully integrate the April 2023 Engine Gaming acquisition and optimize our modern marketing technology platform,” noted Lou Schwartz, GameSquare’s President.  “This transaction demonstrates our success accessing capital through non-dilutive sources, while also providing additional revenue opportunities to support SoCast’s business with the other products and services we offer,” Mr. Schwartz added.

“We’re excited to welcome these radio broadcasters and their teams to the SoCast family. We’re confident they’ll love the experience of a digital first, radio specific partner to grow revenue and engagement as they transform into digital businesses,” stated Elliott Hurst, CEO of SoCast.

INFOR Financial Inc. acted as the exclusive financial advisor to SoCast in connection with the transaction.

About GameSquare Holdings, Inc.

GameSquare Holdings, Inc. (NASDAQ: GAME | TSXV: GAME) is a vertically integrated, digital media, entertainment and technology company that connects global brands with gaming and youth culture audiences. GameSquare’s end-to-end platform includes GCN, a digital media company focused on gaming and esports audiences, Cut+Sew (Zoned), a gaming and lifestyle marketing agency, Code Red Esports Ltd., a UK based esports talent agency, Complexity Gaming, a leading esports organization, Fourth Frame Studios, a creative production studio, Mission Supply, a merchandise and consumer products business, Frankly Media, a provider of programmatic advertising and media distribution applications, Stream Hatchet, a provider of live streaming analytics services, and Sideqik a social influencer marketing platform. For more information visit www.gamesquare.com.

About SoCast, Inc.

SoCast Inc. is a Toronto-based privately owned Canadian based digital marketing and technology company that makes digital easy for broadcasters. SoCast will now power more than 2,500 radio brands across the globe with more than 250 million people visiting a SoCast website each year. Combining a digital first mentality with radio industry knowledge, SoCast Engage provides ground-breaking websites, apps, contests, and content tools and services that clients rely upon to do their daily jobs. The SoCast Reach platform integrates sales, billing and finance into one programmatic advertising dashboard that helps broadcasters transform into digital businesses.  For more information visit www.socastdigital.com.

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Forward-Looking Information

This news release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking statements”) within the meaning of the applicable Canadian  and United States securities legislation. All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this news release, forward-looking statements relate, among other things, to the closing of the proposed transaction, the Company’s future performance and revenue; the Company’s ability to execute its business plan; and the proposed use of net proceeds of the transaction. These forward-looking statements are provided only to provide information currently available to us and are not intended to serve as and must not be relied on by any investor as, a guarantee, assurance or definitive statement of fact or probability. Forward-looking statements are necessarily based upon a number of estimates and assumptions which include, but are not limited to: the Company being able to grow its business and being able to execute on its business plan, the Company being able to complete and successfully integrate acquisitions, the Company being able to recognize and capitalize on opportunities and the Company continuing to attract qualified personnel to supports its development requirements. These assumptions, while considered reasonable, are subject to known and unknown risks, uncertainties, and other factors which may cause the actual results and future events to differ materially from those expressed or implied by such forward-looking statements. Such factors include, but are not limited to: the Company’s ability to achieve its objectives, the Company successfully executing its growth strategy, the ability of the Company to obtain future financings or complete offerings on acceptable terms, failure to leverage the Company’s portfolio across entertainment and media platforms, dependence on the Company’s key personnel and general business, economic, competitive, political and social uncertainties including impact of the COVID-19 pandemic and any variants. These risk factors are not intended to represent a complete list of the factors that could affect the Company which are discussed in the Company’s most recent MD&A. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on the forward-looking statements and information contained in this news release. GameSquare assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Corporate Contact

Lou Schwartz, President

Phone: (216) 464-6400

Email: ir@gamesquare.com

Investor Relations

Andrew Berger

Phone: (216) 464-6400

Email: ir@gamesquare.com

Media Relations

Chelsey Northern / The Untold

Phone: (254) 855-4028

Email: pr@gamesquare.com

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